SHOE CARNIVAL

2003 Annual Report

PE
1-31-04



A NEW ATTITUDE

Financial **Highlights**

Shoe Carnival, Inc.

	Fiscal Years			Percent Change		
	2003	2002	2001	**2003/02**	2002/01	2001/00
Sales (000's)	**$557,923**	$519,699	$476,556	**7.4%**	9.1%	14.0%
Net Income (000's)	**$ 12,233**	$ 15,840	$ 12,575	**(22.8)%**	26.0%	29.3%
Per Share:						
Net Income (diluted)	**$ .94**	$ 1.22	$ 1.01	**(23.0)%**	20.8%	29.5%
Shareholders' Equity	**$ 11.33**	$ 10.37	$ 9.07	**9.2%**	14.4%	12.6%
Stores at year-end	**237**	207	182	**14.5%**	13.7%	10.3%

Company **Overview**

Shoe Carnival is a leading retailer of family footwear operating 237 stores in the Midwest, South and Southeast regions of the United States.

The combination of an entertaining shopping environment in a large store format, value pricing, low cost structure and advanced information systems distinguishes Shoe Carnival from our competitors. We create value for our shareholders by providing value to our customers.

The Shoe Carnival shopping experience is unlike any other retail shopping experience.

Table of **Contents**

Letter to **Shareholders**

Fiscal 2003 was a challenging year. Geopolitical issues and a soft economy affected most retailers in the first half of 2003. While high-end retailers rebounded in the second half due in part to a rising stock market, the "jobless" economic recovery left the majority of the remaining shoppers seeking haven in the big-box discount retailers. Value retailers, like us, in the mid-tier price sector were challenged to maintain customer traffic and sales.

Our net sales for the full year 2003 rose to $557.9 million from sales of $519.7 million in 2002. This 7.4 percent increase was attributable to the new stores we opened, as our same-store sales for the full year declined by 3 percent. We experienced lower customer traffic counts throughout the year, with the notable exception of the back-to-school selling season, our most productive selling period. However, slower customer traffic was the primary reason our average store sales productivity declined by approximately 4.7 percent last year. This decline in sales productivity had a deleveraging effect on expenses and resulted in both a lower gross profit margin and a higher selling, general and administrative expense ratio.

Net earnings for fiscal 2003 were $12.2 million or $0.94 per diluted share compared to net earnings of $15.8 million or $1.22 per diluted share for the full year 2002.

We continue to prudently manage our balance sheet. Merchandise inventories at year-end grew at a slower rate than our store growth resulting in a decrease in merchandise inventories on a per-store basis of 1.3 percent. In addition, positive cash flow from operating activities has allowed us to continue to open new stores while incurring only a small amount of additional bank debt. Long-term debt stood at $22 million at the end of fiscal 2003 which represents a ratio of debt to total capital of only 13 percent.

In 2003, we opened 37 new stores, relocated three, remodeled six and closed seven stores. Each of these new, relocated or remodeled stores opened with a new store design introduced in August 2002. The new design incorporates the excitement and energy that makes Shoe Carnival distinctive, but features a more contemporary look and feel. This design utilizes a softer color scheme, larger-than-life sized graphics, better visual displays and an improved wayfinding system. In addition to the visual improvements, the new store design supports our efforts to increase sales of our women's dress and casual footwear, and ultimately overall gross profit margins, by placing the women's product at the store's entrance and in the front

At the end of fiscal 2003, we operated 237 Shoe Carnival stores in 24 states in the Midwest, South and Southeast. Our stores are larger than traditional shoe stores ranging in size from 7,000 to 24,000 square feet. We provide an exceptional selection of footwear for the entire family ranging from 20,000 pairs in smaller stores to over 70,000 pairs in our larger stores. We typically locate stores in high-traffic strip centers and prefer moderate priced apparel retailers as co-tenants.


SHOE
CARNIVAL


SHOE CARNIVAL

We have elevated our company's image with an exciting new interior environment in our 2003 new stores. The new design has the excitement and energy that makes Shoe Carnival distinctive, but features a more contemporary look with a softer color scheme, larger-than-life sized graphics and better visual displays. The design also features a centrally located combination customer service, checkout and entertainment center.

window line. This placement is a great way to highlight the latest women's styles and new brands we have added over the past several years.

To better identify how to reach our customer through advertising and store placement, we undertook two significant research projects in 2003. We hosted focus groups of both customers and non-customers who evaluated our advertising from the standpoint of the message presented and the media utilized. The feedback of the focus groups reinforced our prior belief that our primary target is a woman with children. In addition, the "child-friendly" atmosphere of our stores was expressed to be a strong incentive for mom to shop at Shoe Carnival. We intend to adjust our advertising message in early 2004 to better focus on this core customer. We also completed a quantitative analysis to better identify store placement around our identified core customers. By utilizing socioeconomic and demographic data about a potential site, we are better able to identify how many of our customers are in that marketplace, and therefore the sales potential of a particular site.

2004 Expectations

In 2004 we are focused on improving our sales performance, particularly in our newer stores, and increasing our profitability through enhanced operating margins. We are undertaking certain initiatives in three key areas of our business: sales promotions, advertising and store expansion strategies.

Sales Promotions

We expect to raise our gross margins during 2004, particularly in the second half of the year. One of the primary ways we intend to achieve this goal is by running fewer entire-stock sales promotions than we have in prior years. While "Buy One Get One" (BOGO) promotional events have run rampant in the mid-tier retail sector, there seems to be a general consensus among the larger retail chains, ourselves included, that these promotions cause more long-term problems than short-term gains.

Therefore, we intend to reduce the number of BOGO events. This strategy will allow us to focus markdowns on poor performing and slow moving products instead of selling our most desirable products at deeply promotional prices. We expect to accelerate the liquidation of weaker performing products which should ultimately lead to inventories turning faster.


Sales
in millions
1999
$340
2000
$418
2001
$477
2002
$520
2003
$558


Net Income
in millions
1999
$12.0
2000
$9.7
2001
$12.6
2002
$15.8
2003
$12.2


Net Income
Per Share
1999 $.88
2000 $.78
2001 $1.01
2002 $1.22
2003 $.94


Long-term Debt
in millions
1999 $22.3
2000 $41.1
2001 $27.7
2002 $15.5
2003 $22.0

Advertising

We plan to shift a portion of our advertising expenditures to our most opportunistic markets in 2004. During the fourth quarter of last year, we completed a market penetration study, which measures Shoe Carnival's market share to the total footwear potential for each of the markets we currently occupy.

We utilized this data, along with market segmentation analysis and competitive analysis, to develop our marketing plan for 2004. The result is a planned shift of the advertising budget to those markets with the greatest opportunity to improve the sales performance by increasing market share through additional advertising. A number of these markets are newly entered or underpenetrated markets. We intend to enhance the advertising effort in these markets as new stores are added.

The second major advertising initiative is to utilize more television and decrease the usage of print and radio media. While we are increasing the television time, our plan is to maintain approximately the same percentage of sales for advertising expenditures in 2004 as we incurred in 2003.

Third, we plan to focus our advertising expenditures more heavily around primary and secondary selling periods. We will concentrate a larger piece of our advertising effort during the three key selling periods of Easter, back-to-school, and the Thanksgiving to Christmas holiday season. To a lesser extent, we intend to create events around certain secondary selling periods.

Store Expansion

We will limit our 2004 store expansion to existing large and small markets within our current geographic footprint. We are combining our efforts to increase advertising in larger, newly entered markets with plans to backfill these markets with additional stores. We believe both parts of the strategy are reliant upon each other to produce better results.

In addition to filling in larger markets, we intend to enter smaller markets within our current geographic areas. We have proven we can effectively compete in these markets of 100,000 – 200,000 people with a slightly smaller and less costly store. Also, most of these markets are more efficient from an advertising perspective.


SHOE
CARNIVAL

People across the country have been doing double takes when they see our neon green Hummer H2's emblazoned with our Shoe Carnival logo. We have two mobile marketing teams that travel over 40 weeks a year creating buzz and branding Shoe Carnival. The Hummers are a perfect fit for Shoe Carnival – unusual, innovative and fun!

We create a distinctive shopping experience in our stores by combining competitive pricing with fun and excitement. Our "mic-person" encourages customer participation by organizing contests and games or allowing customers to win discounts or prizes with a spin of our Spin-N-Win Wheel. We use live entertainment, cash giveaways and celebrity athletes at grand openings to draw large crowds as a way to introduce the Shoe Carnival concept to new customers. Our grand openings are as unique as our stores.



We intend to increase the store count in 2004 by 20-25 stores, net of closings.

Finally, we intend to very tightly control the absolute increase in administrative expenses in 2004. As a result, we expect to see better leverage on the SG&A line than we have in recent years.

Corporate Governance
(Our Commitment to Shareholders)

Our Board of Directors takes its responsibility to shareholders very seriously. During the past year, among other activities, the Directors oversaw the updating and distribution of our Code of Ethics that all associates are expected to follow and established an anonymous hotline for employees to communicate accounting fraud or irregularities directly to the Audit Committee. We also added an additional independent director with substantial financial and retail experience. We welcome Kent Kleeberger as our newest Director. Kent is executive vice president, chief financial officer, treasurer and secretary for Too, Inc., a fashion apparel retailer catering to young girls.

Our commitment to our shareholders and ourselves is to continue to manage our company in both an ethical and responsible manner.

Finally, we would like to thank our 3,700-plus associates for their support and dedication to our customers and our company. In a difficult year, our associates responded with innovative ideas, honest feedback and a tremendous amount of hard work. It is through their collective effort that we look forward to a much improved performance in 2004.

Sincerely,

J. Wayne Weaver
Chairman of the Board

Mark L. Lemond
President and
Chief Executive Officer


SHOE CARNIVAL
SHOE CARNIVAL
DOCKERS

Kids plus the Shoe Carnival Inflatable Theme Park adds up to loads of fun and excitement. Children love to zoom down the 22' inflatable super slide and jump around in the giant moon bounce. Our Inflatable Theme Park travels to schools, community festivals and our grand openings to provide fun for kids. All the energy and spirit the kids exude when playing on the inflatable park complements our concept and the shopping experience we create for our customers. We want our customers to have fun while they shop at Shoe Carnival!

FASHION, CHIC, ELEGANCE

Fashion is everything, especially to women. Shoe Carnival recognizes that and offers fashionable footwear at a value price. Fun fashions, professional fashions, casual fashions – all in one place with something for every age and personal style. Our accessories provide the finishing touch and include handbags, socks, and a complete line of shoe care products.




SHOE CARNIVAL










MOTI
ATHLETICS
MENS
WOMENS
SHOE
5
6




TION

MOTIVATION, DEDICATION, EFFORT
All factors in personal fitness success.
We offer the right shoes for every fitness goal. Whether it's weekend basketball, daily running, or first grade gym class, we have the right shoe to satisfy your entire family's needs. We are committed to delivering the large selection of name brands, styles, and sizes that customers have come to expect from their footwear headquarters.



STYLE, CLASS, TRADITION

From dress, to casual, to sport, our tremendous selection enables our customers to find a style to fit any man's footwear need. We offer a broad selection of name brands from Rockport®, Skechers®, Timberland®, Lugz™, Clarks®, and many more. And for the budget-conscious guy we offer quality private label shoes. A steady stream of new styles throughout the season ensures new selections on every visit.






MENS
A 1 B
TOMMY HILFIGER
A 2 B
Timberland





RUN! SKIP! JUMP!

Kids are full of energy and we want to be their footwear headquarters for life. We're committed to kids and to giving back to the communities in which we serve. We sponsored our own "Read To Succeed" program which encouraged reading among elementary school students. The winning school was recognized for their achievement and was awarded a party for the entire school featuring our Extreme Team Inflatable Theme Park. We also support fundraisers for the United Way, MDA, the Y-Me National Breast Cancer Foundation, Little League Baseball, the Shriners' Hospitals, and the Boys' and Girls' Clubs.


K
KiDS
CARNIVAL KiDS
CARNIVAL KiDS
CARNIVAL KiDS



Store Locations

Alabama 8	Indiana 20	Michigan 9	South Carolina 10
Arkansas 6	Iowa.......................3	Mississippi 6	Tennessee.............13
Colorado 4	Kansas 3	Missouri................16	Texas 19
Florida..................16	Kentucky 12	North Carolina......14	Virginia 7
Georgia................12	Louisiana 8	Ohio 15	West Virginia 2
Illinois...................23	Maryland................1	Oklahoma 6	Wisconsin 4

Stores as of January 31, 2004

Corporate Headquarters and Distribution Center

Selected Financial Data

Shoe Carnival, Inc.

(In thousands, except share and operating data)

Fiscal years[1]	2003	2002	2001	2000	1999
Income Statement Data					
Net sales	**$557,923**	$519,699	$476,556	$418,164	$339,929
Cost of sales (including buying, distribution and occupancy costs)	**399,300**	369,912	341,425	298,233	238,097
Gross profit	**158,623**	149,787	135,131	119,931	101,832
Selling, general and administrative expenses	**138,178**	123,658	112,736	100,692	80,888
Operating income	**20,445**	26,129	22,395	19,239	20,944
Interest expense	**714**	785	2,275	3,168	1,010
Income before income taxes	**19,731**	25,344	20,120	16,071	19,934
Income tax expense	**7,498**	9,504	7,545	6,348	7,973
Net income	**$ 12,233**	$ 15,840	$ 12,575	$ 9,723	$ 11,961
Net income per share:					
Basic	**$ .96**	$ 1.26	$ 1.04	$ .79	$ .90
Diluted	**$ .94**	$ 1.22	$ 1.01	$ .78	$ .88
Average shares outstanding:					
Basic	**12,677**	12,561	12,124	12,354	13,284
Diluted	**13,049**	12,976	12,483	12,455	13,578
Selected Operating Data[2]					
Stores open at end of year	**237**	207	182	165	138
Square footage of store space at year-end (000's)	**2,752**	2,401	2,104	1,911	1,590
Average sales per store (000's)	**$ 2,548**	$ 2,675	$ 2,743	$ 2,744	$ 2,744
Average sales per square foot	**$ 219**	$ 232	$ 237	$ 237	$ 238
Comparable store sales	**(3.0)%**	(0.4)%	3.0%	2.5%	1.4%
Balance Sheet Data					
Working capital	**$116,864**	$ 96,248	$ 93,327	$ 89,345	$ 69,672
Total assets	**247,721**	219,275	201,919	187,351	162,853
Long-term debt and other indebtedness	**21,956**	15,503	27,672	41,137	22,338
Total shareholders' equity	**144,551**	130,891	112,102	96,313	93,345

(1) Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2003, 2002, 2001, 2000, and 1999 relate respectively to the fiscal years ended January 31, 2004, February 1, 2003, February 2, 2002, February 3, 2001, and January 29, 2000. Fiscal year 2000 consisted of 53 weeks and the other fiscal years consisted of 52 weeks.

(2) Selected Operating Data has been adjusted to a comparable 52 week basis for 2000.

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and notes to those statements following this section.

OVERVIEW

Shoe Carnival, Inc. is one of the nation's largest and fastest-growing family footwear retailers. As of January 31, 2004, we operated 237 stores in 24 states in the Midwest, South and Southeast regions of the United States. We offer a distinctive shopping experience, a broad merchandise assortment and value to our customers while maintaining an efficient store level cost structure.

Our stores combine competitive pricing with a highly promotional, in-store marketing effort that encourages customer participation and creates a fun and exciting shopping experience. We believe this highly promotional atmosphere results in various competitive advantages, including increased multiple unit sales; the building of a loyal, repeat customer base; the creation of word-of-mouth advertising; and enhanced sell through of in-season goods. Our objective is to be the destination store-of-choice for a wide range of consumers seeking moderately priced, current season name brand and private label footwear. Our product assortment includes dress and casual shoes, sandals, boots and a wide assortment of athletic shoes for the entire family. We believe that by offering a wide selection of both athletic and non-athletic footwear, we are able to reduce our exposure to shifts in fashion preferences between those categories. Our ability to identify and react to fashion changes is a key factor in our sales and earnings performance.

Our marketing effort targets middle income, value-conscious consumers seeking name brand footwear for all age groups. We believe that by offering a wide selection of popular styles of name brand merchandise at competitive prices, we generate broad customer appeal. Our cost-efficient store operations and real estate strategy enable us to price products competitively and earn attractive store level returns. Low labor costs are achieved by housing merchandise directly on the selling floor in an open-stock format, enabling customers who choose to serve themselves. This reduces the staffing required to assist customers and reduces store level labor costs as a percentage of sales. We prefer to locate stores predominantly in strip shopping centers in order to take advantage of lower occupancy costs and maximize our exposure to value-oriented shoppers.

Our fiscal year consists of a 52/53 week period ending on the Saturday closest to January 31. Unless otherwise stated, references to the years 2003, 2002 and 2001 relate respectively to the fiscal years ended January 31, 2004, February 1, 2003, and February 2, 2002. Fiscal years 2003, 2002 and 2001 consisted of 52 weeks.

CRITICAL ACCOUNTING POLICIES

It is necessary for us to include certain judgements in our reported financial results. These judgements involve estimates that are inherently uncertain and actual results could differ materially from these estimates. The accounting policies that require the more significant judgements are:

Merchandise Inventories – Merchandise inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. In determining market value, we estimate the future sales price of items of merchandise contained in the inventory as of the balance sheet date. Factors considered in this determination include, among others, current and recently recorded sales prices, the length of time product has been held in inventory and quantities of various product styles contained in inventory. The ultimate amount realized from the sale of certain product could differ materially from our estimates. We also estimate a shrinkage reserve for the period between the last physical count and the balance sheet date. The estimate for the shrinkage reserve can be affected by changes in merchandise mix and changes in actual shrinkage trends.

Valuation of Long-Lived Assets – We review long-lived assets whenever events or circumstances indicate the carrying value of an asset may not be recoverable and annually when no such event has occurred. We evaluate the ongoing value of assets associated with retail stores that have been open longer than one year. When undiscounted cash flows estimated to be generated by those assets are less than the carrying value of those assets, impairment losses are recorded. When events such as these occur, the impaired assets are adjusted to estimated fair value and an impairment loss is recorded in selling, general and administrative expenses. Our assumptions and estimates used in the evaluation of impairment, including current and future economic trends for stores, are subject to a high degree of judgement and if actual results or market conditions differ from those anticipated, additional losses may be recorded.

Deferred Income Taxes – We calculate income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the tax rates in effect in the years when those temporary differences are expected to reverse. Inherent in the measurement of these deferred balances are certain judgments and interpretations of existing tax law and other published guidance as applied to our operations. No valuation allowance has been provided for the deferred tax assets. We anticipate that future taxable income, and prior year taxable income during loss carryback periods, will be able to recover the full amount of deferred tax assets. Our effective tax rate considers our judgment of expected tax liabilities in the various taxing jurisdictions within which we are subject to tax. We have also been involved in tax audits. At any given time, multiple tax years are subject to audit by various taxing authorities.

RESULTS OF OPERATIONS

The following table sets forth our results of operations expressed as a percentage of net sales for the following fiscal years:

	2003	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of sales (including buying, distribution and occupancy costs)	**71.6**	71.2	71.6
Gross profit	**28.4**	28.8	28.4
Selling, general and administrative expenses	**24.8**	23.8	23.7
Operating income	**3.6**	5.0	4.7
Interest expense	**0.1**	0.2	0.5
Income before income taxes	**3.5**	4.8	4.2
Income tax expense	**1.3**	1.8	1.6
Net income	**2.2%**	3.0%	2.6%

2003 COMPARED TO 2002

Net Sales

Net sales increased $38.2 million to $557.9 million in 2003, a 7.4% increase over net sales of $519.7 million in 2002. The increase was attributable to the sales generated by the 37 stores opened in 2003 and the effect of a full year's worth of sales for the 25 stores opened in 2002, partially offset by the closing of seven stores and a comparable store sales decrease of 3.0%. While sales of athletic footwear in our comparable stores increased slightly, our men's, women's and children's non-athletic footwear categories, along with our accessories, each experienced declines in comparable store sales.

Gross Profit

Gross profit increased $8.8 million to $158.6 million in 2003, a 5.9% increase from gross profit of $149.8 million in 2002. Our gross profit margin decreased to 28.4% from 28.8% in 2002. As a percentage of sales, the merchandise margin increased 0.2% and buying, distribution and occupancy costs increased 0.6%. The increase in the merchandise margin was primarily driven by increases in our adult athletic category and our children's category. The increase in buying, distribution and occupancy costs was primarily a result of the general deleveraging effect of the negative comparable store sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $14.5 million to $138.2 million in 2003 from $123.7 million in 2002. As a percentage of sales, these expenses increased 1.0% in 2003 primarily due to the general deleveraging effect of the negative comparable store sales. During fiscal 2003, we incurred $789,000 in asset retirement costs on store closings, relocations and remodels in addition to impairment costs as compared to $278,000 in fiscal 2002. The aggregate of pre-opening expenses for the 37 new stores in 2003 was approximately $2.5 million, or 0.4% of sales, and was $2.0 million, or 0.4% of sales, for the 25 new stores in 2002.

Interest Expense

Interest expense decreased to $714,000 (net of interest income of $15,000) in 2003 from $785,000 (net of interest income of $35,000) in 2002. The decrease was attributable to a lower effective interest rate partially offset by an increase in average borrowings outstanding. The weighted average interest rate on total debt was 3.0% in 2003 and 4.1% in 2002.

Income Taxes

The effective income tax rate was 38.0% in 2003 and 37.5% in 2002. The effective income tax rate for both years differed from the statutory rate due primarily to state and local income taxes, net of the federal tax benefit. The increase in the effective income tax rate in 2003 was due to higher state income taxes. In 2004, further increases in state income taxes are expected to increase the effective income tax rate to 39.0%.

2002 COMPARED TO 2001

Net Sales

Net sales increased $43.1 million to $519.7 million in 2002, a 9.1% increase over net sales of $476.6 million in 2001. The increase was attributable to the sales generated by the 25 stores opened in 2002 and the effect of a full year's worth of sales for the 17 stores opened in 2001 (net of one store closed), partially offset by a comparable store sales decrease of 0.4%. The decrease in comparable store sales resulted from the discontinuation of athletic apparel in all stores and handbags in certain stores. Footwear sales in comparable stores were up 0.1% for the year.

Gross Profit

Gross profit increased $14.7 million to $149.8 million in 2002, a 10.9% increase from gross profit of $135.1 million in 2001. Our gross profit margin increased to 28.8% from 28.4% in 2001. As a percentage of sales, the merchandise margin increased 0.6% and buying, distribution and occupancy costs increased 0.2%. The increase in the merchandise margin was primarily driven by increases in our women's non-athletic category and our adult athletic category. The fiscal 2002 key merchandise strategy of lowering merchandise inventory levels of seasonal fashion product in order to reduce our exposure to markdowns has proven successful in strengthening our overall gross profit margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $11.0 million to $123.7 million in 2002 from $112.7 million in 2001. As a percentage of sales, these expenses increased 0.1% in 2002 primarily as a result of higher pre-opening costs. The aggregate of pre-opening expenses for the 25 new stores in 2002 was approximately $2.0 million, or 0.4% of sales, and $1.2 million, or 0.3% of sales, for the 18 new stores in 2001.

Interest Expense

Interest expense decreased to $785,000 (net of interest income of $35,000) in 2002 from $2.3 million (net of interest income of $72,000) in 2001. The decrease was attributable to substantially lower average borrowings outstanding and a lower effective interest rate. The weighted average interest rate on total debt was 4.1% in 2002 and 5.6% in 2001.

Income Taxes

The effective income tax rate was 37.5% in 2002 and 2001. The effective income tax rate for both years differed from the statutory rate due primarily to state and local income taxes, net of the federal tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

Our sources and uses of cash are summarized as follows:

(000's)

Fiscal years	**2003**	2002	2001
Net income plus depreciation and amortization	**$ 26,066**	$ 28,324	$ 23,747
Deferred income taxes	**1,520**	296	116
Working capital increases	**(21,278)**	(1,515)	(1,990)
Other operating activities	**1,552**	1,346	921
Net cash provided by operating activities	**7,860**	28,451	22,794
Net cash used in investing activities	**(16,930)**	(17,724)	(9,369)
Net cash provided by (used in) financing activities	**7,359**	(10,404)	(11,193)
Net (decrease) increase in cash and cash equivalents	**(1,711)**	323	2,232
Cash and cash equivalents at beginning of year	**5,782**	5,459	3,227
Cash and cash equivalents at end of year	**$ 4,071**	$ 5,782	$ 5,459

Our primary sources of funds are cash flows from operations and borrowings under our revolving credit facility. Excluding changes in operating assets and liabilities, $29.1 million, $30.0 million and $24.8 million was provided by operating activities in 2003, 2002 and 2001, respectively.

Working capital increased to $116.9 million at January 31, 2004 from $96.2 million at February 1, 2003. The current ratio at January 31, 2004 was 2.9 as compared to 2.6 at February 1, 2003. Long-term debt as a percentage of total capital (long-term debt plus shareholders' equity) was 13.2% at January 31, 2004, as compared with 10.6% at February 1, 2003.

The increase in working capital was primarily due to the increase in merchandise inventory. Merchandise inventories increased $19.0 million to $165.1 million at January 31, 2004 compared with $146.1 million at February 1, 2003. During 2003, our key merchandise strategy has centered on lowering merchandise inventory levels of seasonal fashion product in order to increase the merchandise margin. While the number of stores in operation at the end of fiscal 2003 increased 14.5% compared with the end of fiscal 2002, merchandise inventories only increased 13.0%. This resulted in a decrease in merchandise inventories on a per-store basis of

1.3%. This per-store decline in inventory is in addition to a 5.3% decrease in merchandise inventories on a per-store basis at the end of fiscal 2002.

Capital expenditures, net of lease incentives, were $17.3 million in 2003, $17.8 million in 2002 and $9.8 million in 2001. These amounts include $47,000 and $440,000 of capital lease obligations incurred in 2002 and 2001, respectively. No capital lease obligations were incurred in 2003. Of the fiscal 2003 capital expenditures incurred, $11.1 million was for fiscal 2003 new stores, $700,000 was for stores to open in fiscal 2004, $2.8 million was for remodeling and relocation of existing stores and approximately $1 million was for technology. The remaining capital expenditures in 2003 were primarily for various store improvements, loss prevention and distribution center equipment.

Capital expenditures, including assets acquired through leasing arrangements but net of lease incentives, are expected to be $13 million to $14 million in fiscal 2004. The actual amount of cash required for capital expenditures depends in part on the number of new stores opened, the amount of lease incentives, if any, received from landlords and the number of stores remodeled. The opening of new stores will be dependent upon, among other things, the availability of desirable locations, the negotiation of acceptable lease terms and general economic and business conditions affecting consumer spending in areas we target for expansion.

In fiscal 2004, we intend to open approximately 23 to 28 stores at an expected aggregate cost of between $7.6 million and $9.2 million. The remaining capital expenditures are expected to be incurred for store remodels, visual presentation enhancements and various other store improvements, along with continued investments in technology.

Our current store prototype uses between 8,000 and 15,000 square feet depending upon, among other factors, the location of the store and the population base the store is expected to service. Net capital expenditures for a new store in 2004 are expected to average approximately $330,000. The average inventory investment in a new store is expected to range from $450,000 to $750,000 depending on the size and sales expectation of the store and the timing of the new store opening. Pre-opening expenses, such as advertising, salaries and supplies, are expected to average approximately $87,000 per store in 2004 as compared to $68,000 in 2003. This increase is primarily due to an anticipated increase in advertising expense. On a per-store basis, for the 37 stores opened during 2003, the initial inventory investment averaged $614,000 and capital expenditures averaged $324,000.

We recently completed a forward-looking logistics study evaluating the need for additional distribution center capacity as we grow. The results of the study identified the need to have additional distribution capacity available by the end of 2006. Our current plan is to replace our existing 200,000 square foot distribution center with a new 450,000 square foot facility. Construction is anticipated to begin in the spring of 2005. Preliminary cost estimates for land, building and equipment are approximately $30 million. No expenditures for this project are anticipated to be incurred in 2004.

Our unsecured credit facility provides for up to $70.0 million in cash advances on a revolving basis and commercial letters of credit. Borrowings under the revolving credit line are based on eligible inventory. Borrowings outstanding under the credit facility were $21.9 million at January 31, 2004 and $15.2 million at February 1, 2003. Letters of credit outstanding at January 31, 2004 were $7.8 million. As of January 31, 2004, $40.3 million was available to us for additional borrowings under the credit facility. On April 5, 2004, the credit agreement was amended to extend the maturity date to March 31, 2006.

We anticipate that our existing cash and cash flow from operations, supplemented by borrowings under our revolving credit line, will be sufficient to fund our planned expansion and other operating cash requirements for at least the next 12 months.

Significant contractual obligations as of January 31, 2004 and the periods in which payments are due include:

(000's)	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Line of credit	$ 21,900		$ 21,900		
Letters of credit	7,800	$ 7,800			
Capital lease obligations	278	222	56		
Operating leases	233,947	33,939	64,715	$59,401	$75,892
Other commitments	158,218	157,055			1,163
Total Contractual Obligations	$422,143	$199,016	$86,671	$59,401	$77,055

See Notes 5 and 6 as contained in the audited financial statements following this section for a discussion of long term debt and leases, respectively. Our other commitments consist primarily of short-term merchandise purchase commitments, in addition to those obligations related to capital expenditures for new stores, our deferred compensation plan and interest on capital lease obligations.

We did not enter into any off-balance sheet arrangements during 2003 or 2002, nor did we have any off-balance sheet arrangements outstanding at January 31, 2004 or February 1, 2003, except for operating leases entered into in the normal course of business.

SEASONALITY

Our quarterly results of operations have fluctuated, and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances and the timing of sales and costs associated with opening new stores. Non-capital expenditures, such as advertising and payroll, incurred prior to the opening of a new store are charged to expense as incurred. Therefore, our results of operations may be adversely affected in any quarter in which we incur pre-opening expenses related to the opening of new stores.

We have three distinct peak selling periods: Easter, back-to-school and Christmas.

FACTORS THAT MAY AFFECT FUTURE RESULTS

This Annual Report contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to: general economic conditions in the areas of the United States in which our stores are located; changes in the overall retail environment and more specifically in the apparel and footwear retail sectors; the potential impact of national and international security concerns on the retail environment; changes in our relationships with key suppliers; the impact of competition and pricing; changes in weather patterns, consumer buying trends and our ability to identify and respond to emerging fashion trends; risks associated with the seasonality of the retail industry; the availability of desirable store locations at acceptable lease terms and our ability to open new stores in a timely and profitable manner; higher than anticipated costs associated with the closing of underperforming stores; the inability of manufacturers to deliver products in a timely manner; changes in the political and economic environments in the People's Republic of China, a major manufacturer of footwear; and the continued favorable trade relations between the United States and China and other countries which are the major manufacturers of footwear.

MARKET RISK

We are exposed to market risk in that the interest payable on our credit facility is based on variable interest rates and therefore is affected by changes in market rates. We do not use interest rate derivative instruments to manage exposure to changes in market interest rates. A 1% change in the weighted average interest rate charged under the credit facility would have resulted in interest expense fluctuating by approximately $239,000 in 2003 and $184,000 in 2002.

Report of **Management**

Our management is responsible for the preparation, integrity and objectivity of the financial information included in this Annual Report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include amounts which are based upon estimates and judgments by management.

We maintain internal accounting control systems designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records may be relied upon for the preparation of financial statements and other financial information. This system of internal controls has been designed and is maintained in recognition of the concept that the cost of controls should not exceed the benefit derived therefrom.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review matters relating to our financial reporting, the adequacy of internal control systems and the scope and results of the annual audit. Representatives of the independent auditors have free access to the Audit Committee and the Board of Directors.

Our consolidated financial statements have been audited by Deloitte & Touche LLP, whose report, which follows, expresses an opinion as to the fair presentation of the financial statements and is based on an independent audit performed in accordance with auditing standards generally accepted in the United States of America.

Independent Auditors' Report

To the Board of Directors and Shareholders of Shoe Carnival, Inc.
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of Shoe Carnival, Inc., and subsidiaries as of January 31, 2004 and February 1, 2003 and the related consolidated statements of income, shareholders' equity, and cash flows for the years ended January 31, 2004, February 1, 2003 and February 2, 2002. These financial statements are the responsibility of Shoe Carnival, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Shoe Carnival, Inc., and subsidiaries as of January 31, 2004 and February 1, 2003, and the results of their operations and their cash flows for the years ended January 31, 2004, February 1, 2003 and February 2, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Indianapolis, Indiana
April 5, 2004

Consolidated **Balance Sheets**

Shoe Carnival, Inc.
(In thousands)

	January 31, 2004	February 1, 2003
Assets		
Current Assets:		
Cash and cash equivalents	$ 4,071	$ 5,782
Accounts receivable	587	1,134
Merchandise inventories	165,110	146,091
Deferred income tax benefit	1,954	901
Other	6,753	1,890
Total Current Assets	178,475	155,798
Property and equipment-net	69,246	63,477
Total Assets	$247,721	$219,275
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 53,181	$ 49,847
Accrued and other liabilities	8,208	9,276
Current portion of long-term debt	222	427
Total Current Liabilities	61,611	59,550
Long-term debt	21,956	15,503
Deferred lease incentives	8,033	5,262
Accrued rent	2,808	2,458
Deferred income taxes	7,544	4,971
Other	1,218	640
Total Liabilities	103,170	88,384
Shareholders' Equity:		
Common stock, $.01 par value, 50,000 shares authorized 13,363 shares issued	134	134
Additional paid-in capital	66,252	65,828
Retained earnings	82,324	70,091
Treasury stock, at cost, 601 and 746 shares	(4,159)	(5,162)
Total Shareholders' Equity	144,551	130,891
Total Liabilities and Shareholders' Equity	$247,721	$219,275

See notes to consolidated financial statements.

Consolidated **Statements of Income**

Shoe Carnival, Inc.

(In thousands, except per share data)

Fiscal years ended	**January 31, 2004**	February 1, 2003	February 2, 2002
Net sales	**$557,923**	$519,699	$476,556
Cost of sales (including buying, distribution and occupancy costs)	**399,300**	369,912	341,425
Gross profit	**158,623**	149,787	135,131
Selling, general and administrative expenses	**138,178**	123,658	112,736
Operating income	**20,445**	26,129	22,395
Interest expense	**714**	785	2,275
Income before income taxes	**19,731**	25,344	20,120
Income tax expense	**7,498**	9,504	7,545
Net income	**$ 12,233**	$ 15,840	$ 12,575
Net income per share:			
Basic	**$ .96**	$ 1.26	$ 1.04
Diluted	**$ .94**	$ 1.22	$ 1.01
Average shares outstanding:			
Basic	**12,677**	12,561	12,124
Diluted	**13,049**	12,976	12,483

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Shoe Carnival, Inc.

(In thousands)

	Common Stock			Additional Paid-In	Retained	Treasury	
	Issued	Treasury	Amount	Capital	Earnings	Stock	Total
Balance at February 3, 2001	13,363	(1,406)	$ 134	$64,288	$41,676	$(9,785)	$ 96,313
Exercise of stock options		392				2,622	2,622
Stock option income tax benefit				464			464
Employee stock purchase plan purchases		14				128	128
Net income					12,575		12,575
Balance at February 2, 2002	13,363	(1,000)	134	64,752	54,251	(7,035)	112,102
Exercise of stock options		242		271		1,780	2,051
Stock option income tax benefit				730			730
Employee stock purchase plan purchases		12		75		93	168
Net income					15,840		15,840
Balance at February 1, 2003	13,363	(746)	134	65,828	70,091	(5,162)	130,891
Exercise of stock options		132		31		915	946
Stock option income tax benefit				315			315
Employee stock purchase plan purchases		13		78		88	166
Net income					12,233		12,233
Balance at January 31, 2004	**13,363**	**(601)**	**$ 134**	**$66,252**	**$82,324**	**$(4,159)**	**$144,551**

See notes to consolidated financial statements.

Consolidated **Statements of Cash Flows**

Shoe Carnival, Inc.
(In thousands)

Fiscal years ended	**January 31, 2004**	February 1, 2003	February 2, 2002
Cash Flows From Operating Activities			
Net income	**$ 12,233**	$ 15,840	$ 12,575
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**13,833**	12,484	11,172
Stock option income tax benefit	**315**	730	464
Loss on retirement and impairment of assets	**789**	278	283
Deferred income taxes	**1,520**	296	116
Other	**448**	338	174
Changes in operating assets and liabilities:			
Accounts receivable	**330**	381	(231)
Merchandise inventories	**(19,019)**	(10,443)	(12,613)
Accounts payable and accrued liabilities	**2,254**	8,627	11,254
Other	**(4,843)**	(80)	(400)
Net cash provided by operating activities	**7,860**	28,451	22,794
Cash Flows From Investing Activities			
Purchases of property and equipment	**(20,549)**	(19,144)	(10,395)
Lease incentives	**3,251**	1,420	1,026
Other	**368**	-	-
Net cash used in investing activities	**(16,930)**	(17,724)	(9,369)
Cash Flows From Financing Activities			
Net borrowings (payments) under line of credit	**6,675**	(11,775)	(13,000)
Payments on long-term debt	**(428)**	(848)	(943)
Proceeds from issuance of stock	**1,112**	2,219	2,750
Net cash provided by (used in) financing activities	**7,359**	(10,404)	(11,193)
Net (decrease) increase in cash and cash equivalents	**(1,711)**	323	2,232
Cash and cash equivalents at beginning of year	**5,782**	5,459	3,227
Cash and Cash Equivalents at End of Year	**$ 4,071**	$ 5,782	$ 5,459
Supplemental disclosures of cash flow information:			
Cash paid during year for interest	**$ 699**	$ 985	$ 2,506
Cash paid during year for income taxes	**10,447**	8,319	7,226
Capital lease obligations incurred	**-**	47	440

See notes to consolidated financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Our consolidated financial statements include the accounts of Shoe Carnival, Inc. and its wholly-owned subsidiaries SCHC, Inc. and Shoe Carnival Ventures, LLC, and SCLC, Inc., a wholly-owned subsidiary of SCHC, Inc. All significant intercompany accounts and transactions have been eliminated. Our primary activity is the sale of footwear and related products through retail stores operated by us in the Midwest, South and Southeast regions of the United States.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year
Our fiscal year consists of a 52/53 week period ending on the Saturday closest to January 31. Unless otherwise stated, references to the years 2003, 2002 and 2001 relate respectively to the fiscal years ended January 31, 2004, February 1, 2003 and February 2, 2002. Fiscal years 2003, 2002 and 2001 consisted of 52 weeks.

Cash and Cash Equivalents
We consider all certificates of deposit and other short-term investments with an original maturity date of three months or less to be cash equivalents.

Merchandise Inventories
Merchandise inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method. In determining market value, we estimate the future sales price of items of merchandise contained in the inventory as of the balance sheet date. Factors considered in this determination include, among others, current and recently recorded sales prices, the length of time product has been held in inventory and quantities of various product styles contained in inventory. The ultimate amount realized from the sale of certain product could differ materially from our estimates.

Property and Equipment
Property and equipment is stated at cost. Depreciation and amortization of property, equipment and leasehold improvements are provided on the straight-line method over the shorter of the estimated useful lives of the assets or the applicable lease terms. Lives used in computing depreciation and amortization range from two to 30 years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures which materially increase values, improve capacities or extend useful lives are capitalized. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the evaluation include, but are not limited to, our plans for future operations, recent operating results and projected cash flows. Impaired assets are written down to estimated fair value with fair value generally being determined based on discounted expected future cash flows.

Deferred Lease Incentives
All incentives received from landlords for leasehold improvements and fixturing of new stores are recorded as deferred income and amortized over the life of the lease on a straight-line basis as a reduction of rental expense.

Accrued Rent
We are party to various lease agreements which require scheduled rent increases over the initial lease term. Rent expense for such leases is recognized on a straight-line basis over the initial lease term. The difference between rent based upon scheduled monthly payments and rent expense recognized on a straight-line basis is recorded as accrued rent.

Revenue Recognition
Revenue from sales of our merchandise is recognized at the time of sale, net of any returns. Gift card revenue is recognized at the time of redemption.

Store Opening Costs
Non-capital expenditures, such as advertising, payroll and supplies, incurred prior to the opening of a new store are charged to expense in the period they are incurred.

Advertising Costs
Print, radio and television communication costs are generally expensed when incurred. Internal production costs are expensed when incurred and external production costs are expensed in the period the advertisement first takes place. Advertising expenses included in selling, general and administrative expenses were $28.6 million in 2003, $25.7 million in 2002 and $22.8 million in 2001.

Segments of an Enterprise and Related Information
We have one business segment that offers the same principal product and service throughout the Midwest, South and Southeast regions of the United States. Based on our current organizational structure, the financial information presented is in compliance with the applicable accounting pronouncement.

Net Income Per Share
Net income per share of common stock is based on the weighted average number of shares and common share equivalents outstanding during the year. The following table presents a reconciliation of our basic and diluted weighted average common shares outstanding as required by Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share":

(000's)

Fiscal years	**2003**	2002	2001
Basic shares	**12,677**	12,561	12,124
Dilutive effect of stock options	**372**	415	359
Diluted shares	**13,049**	12,976	12,483

Options to purchase 296,000, 251,000 and 424,000 shares of common stock in fiscal 2003, 2002 and 2001, respectively, were not included in the computation of diluted shares because the options' exercise prices were greater than the average market price for the period.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation", requires that companies either recognize compensation expense for grants of stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and net income per share in the notes to the financial statements. At January 31, 2004, we had three stock-based compensation plans, which are described more fully in Note 9. We account for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation cost has been recognized under SFAS No. 123 for our stock option plans. Had compensation cost for the awards under those plans been determined based on the grant date fair values, consistent with the method required under SFAS No. 123, our net income and net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share data)

Fiscal years	2003	2002	2001
Net Income as reported	**$12,233**	$15,840	$12,575
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**(1,109)**	(832)	(861)
Pro forma net income	**$11,124**	$15,008	$11,714
Basic net income per share			
As reported	**$ .96**	$ 1.26	$ 1.04
Pro forma	**$ .88**	$ 1.19	$ .97
Diluted net income per share			
As reported	**$ .94**	$ 1.22	$ 1.01
Pro forma	**$ .85**	$ 1.16	$ .94

The weighted-average fair value of options granted was $6.91, $9.61 and $6.82 for 2003, 2002 and 2001, respectively. The fair value of these options was estimated at grant date using a Black-Scholes option pricing model with the following weighted average assumptions:

Fiscal years	2003	2002	2001
Risk free interest rate	**2.6%**	4.7%	4.3%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**62.22%**	61.3%	70.8%
Expected term	**5 Years**	5 Years	5 Years

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (the "FASB"), issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 provides accounting requirements for retirement obligations associated with tangible long-lived assets. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS No. 143 has not had a significant impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force ("EITF") Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost was recognized at the date of our commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized and the recognition of discontinued operations. The adoption of SFAS No. 146 has not had a significant impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN No. 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", an interpretation of SFAS No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The recognition provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 has not had a significant impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on EITF Issue 02-16 "Accounting by a Reseller for Cash Consideration Received from a Vendor". This EITF addresses the classification of cash consideration received from vendors in a reseller's statement of operations. The guidance related to income statement classification is to be applied in annual and interim financial statements for periods beginning after January 1, 2003. The application of Issue No. 02-16 has not had a significant impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123", which amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The transition and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We will continue to account for stock-based compensation to employees under APB Opinion No. 25 and related interpretations. We adopted the disclosure requirements of this statement on February 1, 2003, as reflected above in Note 2.

On January 17, 2003, the FASB issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin 51. The primary objectives of FIN No. 46 are to provide guidance on the identification and consolidation of variable interest entities ("VIE"), which are entities for which control is achieved through means other than through voting rights. We do not have VIEs.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The adoption of SFAS No. 150 has not had a significant impact on our consolidated financial statements.

Use of Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of revenues and expenses during the reporting period may be affected by the estimates and assumptions we are required to make. Actual results could differ from those estimates.

Reclassifications
Certain amounts in the fiscal 2002 and 2001 consolidated financial statements have been reclassified to conform to the fiscal 2003 presentation.

NOTE 3 – PROPERTY AND EQUIPMENT-NET

The following is a summary of property and equipment:

(000's)	**January 31, 2004**	February 1, 2003
Land	**$ 205**	$ 205
Buildings	**9,252**	9,109
Furniture, fixtures and equipment	**73,510**	67,901
Leasehold improvements	**48,952**	43,335
Equipment under capital leases	**1,279**	2,386
Total	**133,198**	122,936
Less accumulated depreciation and amortization	**63,952**	59,459
Property and equipment-net	**$ 69,246**	$ 63,477

NOTE 4 – ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consisted of the following:

(000's)	**January 31, 2004**	February 1, 2003
Employee compensation and benefits	**$ 3,625**	$ 4,457
Other	**4,583**	4,819
Total accrued and other liabilities	**$ 8,208**	$ 9,276

NOTE 5 – LONG-TERM DEBT

Long-term debt consisted of the following:

(000's)	**January 31, 2004**	February 1, 2003
Credit agreement	**$ 21,900**	$ 15,225
Capital lease obligations (see Note 6)	**278**	705
Total	**22,178**	15,930
Less current portion	**222**	427
Total long-term debt, net of current portion	**$ 21,956**	$ 15,503

We have an unsecured credit agreement (the "Credit Agreement") with a bank group, which allows for both cash advances and the issuance of letters of credit. The maximum available under the credit facility is $70 million. On April 5, 2004, the Credit Agreement was amended to extend the maturity date to March 31, 2006.

Borrowings under the amended facility are based on eligible inventory and bear interest, at our option, at the agent bank's prime rate (4.0% at January 31, 2004) minus 0.5% or LIBOR plus from 0.75% to 1.5%, depending on our achievement of certain performance criteria. A commitment fee is charged, at our option, at 0.3% per annum on the unused portion of the bank group's commitment or 0.15% per annum of the total commitment. The Credit Agreement contains various restrictive and financial covenants, including the maintenance of specific financial ratios. Outstanding letters of credit at the end of 2003 were approximately $7.8 million. As of January 31, 2004, $40.3 million was available to us for additional borrowings under the credit facility.

NOTE 6 – LEASES

We lease all of our retail locations and certain equipment under operating leases expiring at various dates through fiscal 2014. Two hundred eight leases provide for contingent rental payments of between 2% and 5% of sales in excess of stated amounts. Contingent rental payments for fiscal 2003, 2002 and 2001 were not material. Certain leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes. In addition, we lease equipment under capitalized leases expiring at various dates through fiscal 2005.

Rental expense for our operating leases consisted of:

(000's) Fiscal years	2003	2002	2001
Rentals for real property	**$ 32,693**	$ 28,544	$ 25,670
Equipment rentals	**627**	517	446
Total	**$ 33,320**	$ 29,061	$ 26,116

Future minimum lease payments at January 31, 2004 are as follows:

(000's) Fiscal years	Operating Leases	Capital Leases
2004	$ 33,939	$ 235
2005	32,968	58
2006	31,747	
2007	30,384	
2008	29,017	
Thereafter to 2014	75,892	
Minimum lease payments	$233,947	293
Less imputed interest at rates ranging from 7.9% to 9.3%		15
Present value of net minimum lease payments of which $222 is included in current liabilities		$ 278

The present value of minimum lease payments for equipment under capital lease is included in long-term debt (see Note 5).

Investment in equipment under capital lease, which is included in property and equipment, was:

(000's)	January 31, 2004	February 1, 2003
Equipment	**$ 1,279**	$ 2,386
Less accumulated amortization	**753**	1,347
Equipment under capital lease-net	**$ 526**	$ 1,039

NOTE 7 – INCOME TAXES

The provision for income taxes consisted of:

(000's) Fiscal years	2003	2002	2001
Current:			
Federal	**$ 5,268**	$ 8,468	$ 6,845
State	**710**	740	584
Total current	**5,978**	9,208	7,429
Deferred:			
Federal	**1,364**	276	109
State	**156**	20	7
Total deferred	**1,520**	296	116
Total provision	**$ 7,498**	$ 9,504	$ 7,545

Included in other current assets are income tax receivables in the amounts of $4,703,000 and $34,000 as of January 31, 2004 and February 1, 2003, respectively. We realized a tax benefit of $315,000 in 2003, $730,000 in 2002 and $464,000 in 2001 as a result of the exercise of stock options.

Reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows:

Fiscal years	2003	2002	2001
U.S. Federal statutory tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal tax benefit	**4.0**	2.0	1.9
Other	**(1.0)**	0.5	0.6
Effective income tax rate	**38.0%**	37.5%	37.5%

Deferred income taxes are the result of temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

(000's)	January 31, 2004	February 1, 2003
Deferred tax assets:		
Accrued rent	**$ 1,095**	$ 921
Accrued compensation	**391**	334
Accrued employee benefits	**572**	330
Lease incentives	**227**	109
Other	**77**	143
Total deferred tax assets	**$ 2,362**	$ 1,837
Deferred tax liabilities:		
Depreciation	**$ 6,021**	$ 3,017
Purchase accounting adjustments	**654**	654
Inventory valuation	**176**	822
Inventory purchase discounts	**1,101**	1,414
Total deferred tax liabilities	**$ 7,952**	$ 5,907

NOTE 8 – EMPLOYEE BENEFIT PLANS

Retirement Savings Plan

On February 24, 1994, our Board of Directors approved the Shoe Carnival Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan is open to all employees who have been employed for one year, are at least 21 years of age and who work at least 1,000 hours per year. The primary savings mechanism under the Retirement Plan is a 401(k) plan under which an employee may contribute up to 20% of earnings with us matching the first 4% at a rate of 50% up until December 31, 2003. The match was reduced effective January 1, 2004 to the first 2% of contributions at a rate of 50%.

Employee and employer contributions are paid to a trustee and invested in up to 16 investment options at the participants' direction. Our contributions to the participants' accounts become fully vested once they have reached their third anniversary of employment with us. Contributions charged to expense in 2003, 2002 and 2001 were $366,000, $368,000 and $304,000, respectively.

Stock Purchase Plan

On May 11, 1995, our shareholders approved the Shoe Carnival, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan") as adopted by our Board of Directors on February 9, 1995. The Stock Purchase Plan reserves 300,000 shares of our common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) for issuance and sale to any employee who has been employed for more than a year at the beginning of the calendar year, and who is not a 10% owner of our stock, at 85% of the then fair market value up to a maximum of $5,000 in any calendar year. Under the plan, 12,800, 12,000 and 14,000 shares of common stock were purchased by participants in the plan and proceeds to us for the sale of those shares were approximately $166,000, $168,000 and $128,000 each for the years 2003, 2002 and 2001, respectively.

Deferred Compensation Plan

In 2000, we established a non-qualified deferred compensation plan for certain key employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the employer sponsored 401(k) plan. Participants in the plan elect on an annual basis to defer, on a pre-tax basis, portions of their current compensation until retirement, or earlier if so elected. While not required to, we can match a portion of the employees' contributions, which would be subject to vesting requirements. The compensation deferred under this plan is credited with earnings or losses measured by the mirrored rate of return on investments elected by plan participants. The plan is currently unfunded. Compensation expense for our match and earnings on the deferred amounts for 2003 and 2002 were $299,000 and $59,000, respectively. Total deferred compensation liability at January 31, 2004 and February 1, 2003 was $1,218,000 and $640,000, respectively.

NOTE 9 –
STOCK OPTION AND INCENTIVE PLANS

1993 Stock Option and Incentive Plan

Effective January 15, 1993, our Board of Directors and shareholders approved the 1993 Stock Option and Incentive Plan (the "1993 Plan"). The 1993 Plan reserved for issuance 1,500,000 shares of our common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) pursuant to any incentive awards granted by the Compensation Committee of the Board of Directors which administers the 1993 Plan. The 1993 Plan provides for the grant of incentive awards in the form of stock options or restricted stock to officers and other key employees. Stock options granted under the 1993 Plan may be either options intended to qualify for federal income tax purposes as "incentive stock options" or options not qualifying for favorable tax treatment ("non-qualified stock options"). On January 14, 2003, the 1993 Plan expired and no further stock option grants will be made under the plan. Previously issued stock option grants can be exercised for up to 10 years from date of grant.

Outside Directors Stock Option Plan

Effective March 4, 1999, our Board of Directors approved the Outside Directors Stock Option Plan (the "Directors Plan"). The Directors Plan reserves for issuance 25,000 shares of our common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes to the common stock). The Directors Plan calls for each non-employee Director to receive on April 1st of each year an option to purchase 1,000 shares of our common stock at the market price on the date of grant. The option will vest six months from the grant date and expire ten years from the date of grant. At January 31, 2004, 13,000 shares of unissued common stock were reserved for future grants under the plan.

2000 Stock Option and Incentive Plan

Effective June 8, 2000, our Board of Directors and shareholders approved the 2000 Stock Option and Incentive Plan (the "2000 Plan"). The 2000 Plan reserves for issuance 1,000,000 shares of our common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in the common stock) pursuant to any incentive awards granted by the Compensation Committee of the Board of Directors which administers the 2000 Plan. The 2000 Plan provides for the grant of incentive awards in the form of stock options or restricted stock to officers and other key employees. Stock options granted under the 2000 Plan may be either options intended to qualify for federal income tax purposes as "incentive stock options" or options not qualifying for favorable tax treatment ("non-qualified stock options"). At January 31, 2004, 167,090 shares of unissued common stock were reserved for future grants under the plan.

The following tables summarize the transactions pursuant to the stock option plans for the three-year period ended January 31, 2004:

	Number of Shares	Weighted Average Exercise Price
Outstanding at February 3, 2001	1,486,661	$ 7.50
Granted	15,000	11.08
Cancelled	(55,954)	6.97
Exercised	(392,791)	6.68
Outstanding at February 2, 2002	1,052,916	7.89
Granted	314,000	17.05
Cancelled	(35,326)	11.09
Exercised	(241,457)	8.48
Outstanding at February 1, 2003	1,090,133	10.29
Granted	313,000	12.69
Cancelled	(24,956)	12.72
Exercised	(132,185)	7.04
Outstanding at January 31, 2004	**1,245,992**	**$ 11.20**

	Number of Shares	Weighted Average Exercise Price
Options exercisable		
At February 3, 2001	656,131	$ 7.66
At February 2, 2002	681,741	$ 8.21
At February 1, 2003	653,247	$ 8.09
At January 31, 2004	**739,620**	**$ 9.08**

The following table summarizes information regarding outstanding and exercisable options at January 31, 2004:

	Options Outstanding		
Range of Exercise Price	Number of Options Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 4.38 – $ 6.00	303,762	5.0	$ 4.89
$ 8.25 – $10.99	94,806	6.0	$ 8.67
$11.00 – $11.50	247,507	4.9	$11.09
$11.63 – $19.56	599,917	8.6	$14.84

	Options Exercisable	
Range of Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 4.38 – $ 6.00	299,428	$ 4.89
$ 8.25 – $10.99	93,139	$ 8.65
$11.00 – $11.50	243,007	$ 11.09
$11.63 – $19.56	104,046	$ 16.87

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in an arm's length transaction between knowledgeable, willing parties. The following methods and assumptions were used to estimate the fair value of each class of financial instruments. For cash, accounts receivable and accounts payable, the carrying amounts approximate the fair value because of the short maturity of those instruments. For long-term debt, the fair value is estimated based on discounting expected cash flows at the rates currently offered to us for debt of the same remaining maturities. As of January 31, 2004 and February 1, 2003, the carrying value of the long-term debt approximated its fair value.

NOTE 11 – CONTINGENCIES

Litigation

We are involved in various routine legal proceedings incidental to the conduct of our business, none of which is expected to have a material adverse effect on our financial position.

NOTE 12 – OTHER RELATED PARTY TRANSACTIONS

Our Chairman and principal shareholder and his son are principal shareholders of LC Footwear, LLC and PL Footwear, Inc. We purchase name brand merchandise from LC Footwear, LLC, while PL Footwear, Inc. serves as an import agent for us. PL Footwear, Inc. represents us on a commission basis in dealings with shoe factories in mainland China, where most of our private label shoes are manufactured.

We purchased approximately $372,000 and $146,000 of merchandise from LC Footwear, LLC in 2002 and 2001, respectively. There were no purchases made in 2003. Commissions paid to PL Footwear, Inc. were $1.2 million, $1.2 million, and $1.0 million in 2003, 2002 and 2001, respectively.

NOTE 13 – QUARTERLY RESULTS (UNAUDITED)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters in 2003 and 2002 include results for 13 weeks. The following table summarizes results for 2003 and 2002:

(In thousands, except per share data)

2003	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Net sales	**$136,850**	**$134,463**	**$152,365**	**$134,245**
Gross profit	**40,881**	**36,951**	**45,359**	**35,432**
Operating income	**8,294**	**2,642**	**8,958**	**551**
Net income	**5,080**	**1,541**	**5,499**	**113**
Net income per share - Basic	**$ .40**	**$ .12**	**$ .43**	**$ .01**
Net income per share - Diluted	**$ .39**	**$ .12**	**$ .42**	**$ .01**

(In thousands, except per share data)

2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$129,384	$124,626	$137,703	$127,986
Gross profit	39,082	35,761	40,465	34,479
Operating income	9,321	5,888	8,089	2,831
Net income	5,661	3,555	4,955	1,669
Net income per share - Basic	$ .45	$ .28	$ .39	$ .13
Net income per share - Diluted	$ .44	$ .27	$ .38	$ .13

Board of **Directors**

J. Wayne Weaver
Chairman of the Board
Shoe Carnival, Inc.

Mark L. Lemond
President and Chief Executive Officer
Shoe Carnival, Inc.

William E. Bindley[1, 2*,3]
Chairman and Chief Executive Officer
Bindley Capital Partners, LLC
Indianapolis, Indiana

Gerald W. Schoor[1*,2, 3]
Merchant Banker
St. Louis, Missouri

James A. Aschleman[2, 3*]
Baker & Daniels
Indianapolis, Indiana

Kent A. Kleeberger[1]
Executive Vice President, Chief Financial Officer,
Treasurer and Secretary
Too, Inc.
New Albany, Ohio

(1) Audit Committee (2) Compensation Committee (3) Nominating and Corporate Governance Committee (*) Committee Chairman

Officers and **Corporate Management**

J. Wayne Weaver*
Chairman

Mark L. Lemond*
President and Chief Executive Officer

Timothy T. Baker*
Executive Vice President – Store Operations

Clifton E. Sifford*
Executive Vice President – General Merchandise Manager

Mitchell A. Chandler
Senior Vice President – Divisional Merchandise Manager

W. Kerry Jackson*
Senior Vice President,
Chief Financial Officer and Treasurer

Bruce C. Boehmer
Vice President – Loss Prevention

Gregory L. Brown
Vice President – Northern Division

Terry L. Clements
Vice President – Information Services

Sean M. Georges
Vice President – Human Resources

David M. Groff
Vice President – Administration and
Business Development

Edward J. Hensel
Vice President – Distribution

David A. Kapp*
Vice President – Merchandise Allocation and Secretary

William D. Lackey
Vice President – Men's Footwear

Kirk V. Light
Vice President – Store Planning and Real Estate

Steven D. Meyer
Vice President – Southern Division

Tucker Robinson, Sr.
Assistant Vice President – Athletics

* Executive Officers

Annual Meeting of Shareholders
The Annual Meeting of Shareholders will be held on Friday, June 11, 2004, at 10:00 a.m. local time at the Evansville Airport Marriott in Evansville, Indiana.

Market Information
The Common Stock of Shoe Carnival, Inc. is traded on the Nasdaq Stock Market under the symbol SCVL. The chart below sets forth the high and low stock prices for each quarter of the fiscal years 2003 and 2002.

	2003		2002	
	High	Low	High	Low
First Quarter	**$16.39**	**$11.24**	$21.19	$13.00
Second Quarter	**17.35**	**13.07**	22.44	16.55
Third Quarter	**17.70**	**12.59**	20.20	10.00
Fourth Quarter	**20.00**	**15.00**	16.62	12.76

At April 2, 2004, there were approximately 196 shareholders of record of the common stock and approximately 2,450 beneficial owners of the common stock.

Corporate Office
Shoe Carnival, Inc.
8233 Baumgart Road
Evansville, Indiana 47725
812-867-6471

Transfer Agent
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Independent Auditors
Deloitte & Touche, LLP
Indianapolis, Indiana

Corporate Counsel
Baker & Daniels
Indianapolis, Indiana

Form 10-K and Investor Contact
Our Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to shareholders, investment professionals and securities analysts upon written request. Requests should be directed to Investor Relations at the corporate address.

Report design by Black & White Design, Louisville, Kentucky

SHOE CARNIVAL

8233 Baumgart Road
Evansville, Indiana 47725
www.shoecarnival.com